NEWS RELEASE

FOR IMMEDIATE RELEASE

CE Franklin Ltd. announces a record Net Income of $6.3 million or $0.33 per share (diluted) for the fourth quarter of 2005

Calgary, Alberta, February 2, 2006 - CE FRANKLIN LTD. (TSX.CFT, AMEX.CFK) announced its results for the fourth quarter and year ended December 31, 2005.

CE Franklin reported net income of $6.3 million or $0.33 per share (diluted) for the fourth quarter ended December 31, 2005 as compared to net income of $2.8 million or $0.16 per share (diluted) for the fourth quarter ended December 31, 2004.

Financial Highlights

	Three Months Ended		Year Ended
(millions of Cdn.$ except	December 31		December 31
per share data)	2005	2004	2005	2004
	(unaudited)		(unaudited)

Sales	$140.3	$104.4	$482.4	$338.7

Gross Profit	27.5	19.1	91.3	60.2
Gross Profit - %	19.6%	18.2%	18.9%	17.8%

EBITDA(1)	11.1	6.0	36.0	15.9
EBITDA(1) as a % of sales	7.9%	5.7%	7.5%	4.7%

Net income	$6.3	$2.8	$18.9	$6.1
Per share
Basic	$0.36	$0.17	$1.09	$0.36
Diluted	$0.33	$0.16	$1.01	$0.35

Sales increased 34.4% to $140.3 million for the quarter ended December 31, 2005 as compared to $104.4 million for the quarter ended December 31, 2004.    Well completions (excluding dry and service wells) were up by 19.4% to 6,410 wells completed for the three months ended December 31, 2005 compared to 5,368 wells for the three months ended December 31, 2004.  Average rig count for the quarter ended December 31, 2005 was 602 active rigs, which represents a 43.3% increase as compared to the quarter ended December 31, 2004.  The 34.4% improvement in sales reflects strong commodity prices, improved industry economics resulting in an increase in drilling activity, coupled with an increase in market share due to sales to new customers and increased sales to existing customers.

EBITDA(1) for the quarter ended December 31, 2005 increased 85.6% to $11.1 million from $6.0 million for the quarter ended December 31, 2004.  The $35.9 million increase in sales resulted in an incremental flow through to EBITDA of 14.2% and 9.7% to net income.  EBITDA and net income as a percentage of sales increased to 7.9% and 4.5%, respectively, for the quarter ended December 31, 2005.

Net income for the year ended December 31, 2005 increased to $18.9 million or $1.01 per share (diluted) as compared to $6.1 million or $0.35 per share (diluted) for the year ended December 31, 2004.  The $143.7 million increase in sales for the year ended December 31, 2005 compared to the year ended December 31, 2004 resulted in an incremental flow through to EBITDA of 14.0% and net income of 8.9%.

“I am extremely pleased with the Company’s record results, and more excited that the employees and management remain focused and committed to continued improvement and growth.” said Michael West, Chairman, President and CEO.  “This is the 13th quarter in a row the Company has delivered year over year improvement as well as a Company historical best result for the quarter and year ended December 31, 2005.”

Outlook

Activity levels have increased in the fourth quarter and strong commodity prices have supported the demand for CE Franklin’s products and services in Canada.  The Petroleum Services Association of Canada is predicting another record year for well completions in 2006.  As a result, CE Franklin’s management remains optimistic regarding the continuation of strong demand for the Company’s products and services in Canada.

CE Franklin is committed to outperforming market activity.

Conference Call and Webcast Information

A conference call to review the quarter and year ended December 31, 2005, which is open to the public, will be held on Friday, February 3, 2006 at 11:00 a.m. Eastern Time (9:00 a.m. Mountain Time).

Participants may join the call by dialing 1-800-814-4941 at the scheduled time of 11:00 a.m. Eastern Time.  For those unable to listen to the live conference call, a replay will be available at approximately 1:00 p.m. Eastern Time on the same day by calling 1-877-289-8525 and entering the pass code of 21172003# and may be accessed until midnight Friday, February 10, 2006.

The call will also be webcast live at: http://www.newswire.ca/en/webcast/viewEvent.cgi?eventID=1339580 and will be available on the Company’s website at http://www.cefranklin.com.

Michael West, Chairman, President and Chief Executive Officer will lead the discussion and will be accompanied by Sam Secreti, Vice President and Chief Financial Officer.  The discussion will be followed by a question and answer period.

For Further Information Contact:

Michael West Chairman, President and CEO (403) 531-5602	Sam Secreti Vice President and CFO (403) 531-5603

(1) EBITDA represents income from continuing operations before interest, taxes, depreciation and amortization. EBITDA is a supplemental non-GAAP financial measure used by management, as well as industry analysts, to evaluate operations. Management believes that EBITDA, as presented, represents a useful means of assessing the performance of the Company's ongoing operating activities, as it reflects the Company's earnings trends without showing the impact of certain charges. The Company is also presenting EBITDA, incremental flow through to EBITDA and EBITDA as a percentage of sales because it is used by management as a supplemental measure of profitability. EBITDA is not used by management as an alternative to net income as an indicator of the Company's operating performance, as an alternative to any other measure of performance in conformity with generally accepted accounting principles or as an alternative to cash flow from operating activities as a measure of liquidity. Not all companies calculate EBITDA in the same manner and EBITDA does not have a standardized meaning prescribed by GAAP. Accordingly, EBITDA, as the term is used herein, is unlikely to be comparable to EBITDA as reported by other entities.

(All amounts shown in Canadian dollars unless otherwise specified.)

Forward Looking Statements

Certain statements contained in this press release and Financial Statement Review constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934 and the Private Securities Litigation Reform Act of 1995.  These “forward-looking” statements have been identified by using words such as “would”, “expected”, “believe” and similar phrases and include all statements relating to planned activity, sales levels, selling, general and administrative costs, capital expenditures and statements concerning liquidity and capital resources.  There are numerous risks and uncertainties that can affect the outcome and timing of such events, including many factors beyond the control of the Company. These factors include, but are not limited to, economic conditions, seasonality of drilling activity, the loss of a major supplier of tubular goods, commodity prices for oil and gas, currency fluctuations and government regulations. Should one or more of these risks or uncertainties occur, or should underlying assumptions prove incorrect, the Company’s actual results and plans for 2006 and beyond could differ materially from those expressed in the forward looking statements.  CE Franklin Ltd. assumes no obligation to update publicly any forward-looking statements whether as a result of new information, future events or otherwise.  For a discussion of other risk factors, which could impact CE Franklin Ltd., please review CE Franklin’ s Annual Report on Form 20-F for the year ended December 31, 2004 as filed with the Securities and Exchange Commission.

Financial Statement Review as at February 2, 2006

OVERVIEW

CE Franklin distributes pipe, valves, flanges, fittings, production equipment and other general oilfield supplies to producers of oil and gas in Canada through its 41 branches which are situated in towns and cities that serve particular oil and gas fields of the western Canadian sedimentary basin.  In addition, the Company distributes general oilfield supplies to the oilsands, refining, heavy oil and petrochemical and non-oilfield related industries such as the forestry and mining industries.

The Company also distributes tubular products, including the steel pipe that is used to line oil and gas wells, the tubing that is used to bring the production to the surface and the line pipe for oil and gas gathering systems, to producers of oil and gas in Canada. Tubular product sales are made from the Company’s headquarters in Calgary, Alberta, where most of the Canadian oil and gas producers also have their headquarters and from certain of its branches in the western Canadian sedimentary basin.  Deliveries of pipe are made directly from the field inventories of the manufacturers or from Company owned inventory to the well site or the site where surface line pipe will be laid.

OPERATING RESULTS

The following table summarizes CE Franklin’s results of operations.

(in thousands of Cdn. dollars except per share data)
For the years ended December 31	2005	2004	2003

Statements of Operations
Sales	$482,403	$338,701	$257,125
Gross Profit	91,314	60,243	43,550
Gross Profit - %	0.2%	0.2%	0.2%

Other expenses (income)
Selling, general and administrative expenses	55,303	44,299	36,416
Amortization	4,393	4,328	4,130
Interest	1,945	1,455	959
Other	8	16	(749)
	61,649	50,098	40,756

Income before income taxes	29,665	10,145	2,794
Income tax expense	10,801	4,003	1,494
Income from continuing operations	18,864	6,142	1,300
Loss from discontinued operations	-	(27)	(879)
Net income	$18,864	$6,115	$421

EBITDA (1)	36,003	15,928	7,883
EBITDA as a % of sales	0.1%	0.0%	0.0%
Net income per share
Basic	$1.09	$0.36	$0.02
Diluted	$1.01	$0.35	$0.02

The following is a reconciliation of income from continuing operations to EBITDA:

(in thousands of Cdn. dollars)
For the years ended December 31	2005	2004	2003
Income from continuing operations	$18,864	$6,142	$1,300
Interest expense	1,945	1,455	959
Income tax expense	10,801	4,003	1,494
Amortization	4,393	4,328	4,130
EBITDA	$36,003	$15,928	$7,883

(1) EBITDA represents income from continuing operations before interest, taxes, depreciation and amortization. EBITDA is a supplemental non-GAAP financial measure used by management, as well as industry analysts, to evaluate operations. Management believes that EBITDA, as presented, represents a useful means of assessing the performance of the Company's ongoing operating activities, as it reflects the Company's earnings trends without showing the impact of certain charges. The Company is also presenting EBITDA, incremental flow through to EBITDA and EBITDA as a percentage of sales because it is used by management as a supplemental measure of profitability. EBITDA is not used by management as an alternative to net income as an indicator of the Company's operating performance, as an alternative to any other measure of performance in conformity with generally accepted accounting principles or as an alternative to cash flow from operating activities as a measure of liquidity. Not all companies calculate EBITDA in the same manner and EBITDA does not have a standardized meaning prescribed by GAAP. Accordingly, EBITDA, as the term is used herein, is unlikely to be comparable to EBITDA as reported by other entities.

Activity Levels

Commodity prices generally remained high in 2005.  The price of oil and the price of gas as at December 31, 2005 were U.S. $61.04 per bbl (West Texas Intermediate) and Cdn. $9.01 per gj (AECO spot) respectively, and the average price of oil and the average price of gas for the year ended December 31, 2005 were U.S. $56.57 per bbl and Cdn $8.31 per gj respectively.  This compares to U.S. $43.45 per bbl for oil and Cdn. $5.90 per gj for gas as at December 31, 2004, and to an average of U.S. $41.37 per bbl for oil and an average of Cdn. $6.22 per gj for gas for the year ended December 31, 2004.  As at December 31, 2003 the price of oil and the price of gas were U.S. $32.79 per bbl and Cdn $6.88 per gj respectively, and the average price of oil and the average price for gas for the year ended December 31, 2003 were U.S. $31.04 per bbl and Cdn. $6.32 per gj respectively.  The strong commodity prices resulted in Canadian oil and gas producers having increased cash flow and, therefore, being able to increase capital spending on exploration and production activities.

The Company uses oil and gas well completions and average rig counts as industry activity measures.  Oil and gas well completions require the products sold by the Company and therefore are a good general indicator of market activity.  Average rig counts provide a general indication of energy industry activity levels.

For the year ended December 31, 2005 the total number of wells completed (excluding dry and service wells) in western Canada increased 0.6% to 20,238 wells compared to 20,118 wells for the year ended December 31, 2004.  For the year ended December 31, 2004, the total number of wells completed (excluding dry and service wells) in western Canada increased 12.4% to 20,118 wells, compared to 17,905 wells for the year ended December 31, 2003.

The average rig count for the year ended December 31, 2005 increased 26.4% to 469 average rigs as compared to 371 average rigs for the year ended December 31, 2004.  The average rig count for the year ended December 31, 2004 was 371 average rigs, which was the same as the average rig count for the year ended December 31, 2003.

Year Ended December 31, 2005 Compared to Year Ended December 31, 2004

Sales

Sales for the year ended December 31, 2005 increased 42.4% or $143.7 million to $482.4 million from $338.7 million for the year ended December 31, 2004.  The sales increase was due to strong commodity prices, which resulted in improved industry economics, coupled with an increase in market share from sales to new customers and increased sales to existing customers.  Sales also increased due to increasing supplier prices reflecting an increase in energy, raw materials and operational costs.

Gross Profit

Gross profit increased 51.6% to $91.3 million for the year ended December 31, 2005 from $60.2 million for the year ended December 31, 2004.  Gross profit margins increased to 18.9% for the year ended December 31, 2005 from 17.8% for the year ended December 31, 2004.

The overall improvement in gross profit margins for the year ended December 31, 2005 is a result of a reduction in inventory write-downs from $1.5 million in 2004 to $280,000 in 2005, coupled with margin initiatives implemented by the Company in 2003, which include offshore procurement, standardization of certain product lines and a more disciplined procurement practice.  The Company did not implement price increases to customers in 2004 and 2005 over and above price increases by the Company’s suppliers as a result of the rise in supplier pricing.

Selling, General and Administrative Costs

SG&A costs increased $11.0 million or 24.8% to $55.3 million for the year ended December 31, 2005 from $44.3 million for the year ended December 31, 2004.  The increase in SG&A for the year ended December 31, 2005 related to salaries and benefits for new employees hired to support the increase in sales for the year, employee performance pay incentives and agents’ commissions due to the increase in sales and gross profit.  Fixed expenses, which exclude agent’s commissions and employee performance pay incentives, increased 15.8% as compared to 2004.

The total number of employees increased 16.8% to 383 employees as at December 31, 2005 compared to 328 employees as at December 31, 2004.  Average revenue per employee for the year ended December 31, 2005 increased 23.3% to $1.4 million per employee as compared to $1.1 million per employee the previous year.  The improvement reflects standardization of processes and procedures, whereby all internal processes are performed consistently throughout the Company’s operations resulting in process improvement efficiencies.

In 2006, SG&A expenses will include costs associated with the Company’s SOX404 certification (outside consulting and audit fees).  It is anticipated that the SOX404 certification will cost the Company approximately $1.5 million to $2.0 million or $0.05 to $0.07 per share (diluted) in 2006.

EBITDA(1)

EBITDA for the year ended December 31, 2005 increased $20.1 million or 126.0% to $36.0 million compared to $15.9 million for the year ended December 31, 2004.  The $143.7 million increase in sales resulted in a 14.0% incremental flow through to EBITDA.  EBITDA as a percentage of sales was 7.5% for the year ended December 31, 2005 versus 4.7% for the year ended December 31, 2004.  EBITDA is a supplemental non-GAAP financial measure used by management, as well as industry analysts, to evaluate operations.

Income Before Income Taxes

Income before income taxes improved $19.6 million to $29.7 million for the year ended December 31, 2005 compared to $10.1 million for the year ended December 31, 2004.  The improvement is a result of the $31.1 million increase in gross profit offset by the $11.0 million increase in SG&A and an increase of $547,000 in other costs. Other costs include amortization, interest expense and foreign exchange. The $143.7 million increase in sales for the year ended December 31, 2005 resulted in a 13.6% incremental flow through to income before income taxes.

Income Taxes

The Company’s effective tax rate for the year ended December 31, 2005 was 36.4%, as compared to an effective tax rate of 39.5% for the year ended December 31, 2004.  The Company’s combined federal and provincial statutory tax rate for the period ended December 31, 2005 was 34.4%, compared to 34.6% for the period ended December 31, 2004.  The reduction in the effective tax rate for the year ended December 31, 2005 is due to non-deductible items and capital and other taxes totaling $608,000 (2004 - $493,000) becoming a smaller component of the overall income tax charge in 2005 due to the increase in income before income taxes.  See note 4 to the financial statements for a detailed reconciliation of the effective tax rate.

Loss from Discontinued Operations

On March 31, 2004, the Company sold its 50% interest in its small horsepower compression operations for cash proceeds of $961,000. No gain or loss on disposition resulted from this transaction.

Loss from discontinued operations for the year ended December 31, 2004 was $27,000.

Net Income

Net Income increased 208% to $18.9 million or $1.01 per share (diluted) for the year ended December 31, 2005 as compared to $6.1 million or $0.35 per share (diluted) for the year ended December 31, 2004.

(1) EBITDA represents income from continuing operations before interest, taxes, depreciation and amortization. EBITDA is a supplemental non-GAAP financial measure used by management, as well as industry analysts, to evaluate operations. Management believes that EBITDA, as presented, represents a useful means of assessing the performance of the Company's ongoing operating activities, as it reflects the Company's earnings trends without showing the impact of certain charges. The Company is also presenting EBITDA, incremental flow through to EBITDA and EBITDA as a percentage of sales because it is used by management as a supplemental measure of profitability. EBITDA is not used by management as an alternative to net income as an indicator of the Company's operating performance, as an alternative to any other measure of performance in conformity with generally accepted accounting principles or as an alternative to cash flow from operating activities as a measure of liquidity. Not all companies calculate EBITDA in the same manner and EBITDA does not have a standardized meaning prescribed by GAAP. Accordingly, EBITDA, as the term is used herein, is unlikely to be comparable to EBITDA as reported by other entities.

Year Ended December 31, 2004 Compared to Year Ended December 31, 2003

Sales

Sales for the year ended December 31, 2004 increased 31.7% or $81.6 million to $338.7 million from $257.1 million for the year ended December 31, 2003. The sales increase was due to a 12.4% increase in well completions, as well as an increase in market share from new customers and increased sales to existing customers.  Sales revenues also increased due to an increase in prices to customers to reflect the increase in the price of steel, which is used in many of the products the Company distributes.

Gross Profit

Gross profit increased 38.3% to $60.2 million for the year ended December 31, 2004 from $43.6 million for the year ended December 31, 2003.  Gross profit margins increased to 17.8% for the year ended December 31, 2004 from 16.9% for the year ended December 31, 2003.

The improvement in gross profit margins is a result of margin initiatives implemented by the Company in 2003, which include offshore procurement, standardization of certain product lines and a more disciplined procurement practice.  The Company did not implement price increases to customers in 2004 over and above price increases by the Company’s suppliers as a result of the rise in steel prices described above.

Selling, General and Administrative Costs

SG&A costs increased $7.9 million or 21.6% to $44.3 million for the year ended December 31, 2004 from $36.4 million for the year ended December 31, 2003. The majority of the increase in SG&A relates to variable expenses such as performance pay incentives to employees and agents commissions that are a result of the 31.7% increase in sales for the year ended December 31, 2004. Excluding these variable expenses, which will fluctuate with sales, fixed SG&A increased 6.7% due primarily to an increase in salaries and benefits and occupancy costs.

The total number of employees increased 12.7% as at December 31, 2004 to 328 employees compared to 291 employees at the end of 2003.

Revenue per employee based on the December 31, 2004 and 2003 employee counts increased 16.7% to $1.1 million per employee as compared to $884,000 per employee for 2003.  The improvement reflects standardization of processes and procedures, whereby all critical processes are performed consistently throughout the Company’s operations resulting in process improvement efficiencies.

EBITDA(1)

EBITDA for the year ended December 31, 2004 increased $8.0 million or 102.1% to $15.9 million compared to $7.9 million for the year ended December 31, 2003. The $81.6 million increase in sales resulted in a 9.9% incremental flow through to EBITDA.  EBITDA is a supplemental non-GAAP financial measure used by management, as well as industry analysts, to evaluate operations.

EBITDA as a percentage of sales was 4.7% for the year ended December 31, 2004 versus 3.1% for the year ended 2003.  The Company’s target for fiscal 2005 was 5.0%.

Income Before Income Taxes

Income before income taxes improved $7.4 million to $10.1 million for the year ended December 31, 2004 compared to $2.8 million for the year ended December 31, 2003.  The improvement is a result of the $16.7 million increase in gross profit offset by the $7.9 million increase in SG&A and  $1.4 million increase in other costs. Other costs include an increase in amortization of  $198,000, an increase in interest expense of $496,000 from investments in accounts receivables and inventories with the increased activity levels resulting in an overall increase in the demand bank operating loan, a decrease in foreign exchange gains of $551,000 and a decrease in other income of $214,000.  The decrease in foreign exchange gains is due to a relatively lower level of movement in the Canadian dollar in 2004 as compared to 2003, which saw significant improvement in the Canadian dollar over the same period.

(1) EBITDA represents income from continuing operations before interest, taxes, depreciation and amortization. EBITDA is a supplemental non-GAAP financial measure used by management, as well as industry analysts, to evaluate operations. Management believes that EBITDA, as presented, represents a useful means of assessing the performance of the Company's ongoing operating activities, as it reflects the Company's earnings trends without showing the impact of certain charges. The Company is also presenting EBITDA, incremental flow through to EBITDA and EBITDA as a percentage of sales because it is used by management as a supplemental measure of profitability. EBITDA is not used by management as an alternative to net income as an indicator of the Company's operating performance, as an alternative to any other measure of performance in conformity with generally accepted accounting principles or as an alternative to cash flow from operating activities as a measure of liquidity. Not all companies calculate EBITDA in the same manner and EBITDA does not have a standardized meaning prescribed by GAAP. Accordingly, EBITDA, as the term is used herein, is unlikely to be comparable to EBITDA as reported by other entities.

The $81.6 million increase in sales resulted in a 9.0% incremental flow through to income before income taxes.

Income Taxes

The Company’s effective tax rate for the year ended December 31, 2004 was 39.5%, as compared to an effective tax rate of 53.5% for the year ended December 31, 2003.  The Company’s combined federal and provincial statutory tax rate for the year ended December 31, 2004 was 34.6%, compared to 37.1% for the year ended December 31, 2003.  The reduction in the effective tax rate in 2004 is due to non-deductible items and capital and other taxes totaling $493,000 (2003 - $457,000) that were a smaller component of the overall income tax charge in 2004 due to the increase in income before income taxes.

Income from Continuing Operations

Income from continuing operations increased to $6.1 million or $0.35 per share (diluted) compared to $1.3 million or $0.07 per share (diluted) for the year ended December 31, 2003.

Loss from Discontinued Operations

On March 31, 2004, the Company sold its 50% interest in its small horsepower compression operations for cash proceeds of $961,000. No gain or loss on disposition resulted from this transaction.

Loss from discontinued operations for the year ended December 31, 2004 was $27,000 as compared to a loss of $879,000 for the year ended December 31, 2003.

Net Income and Earnings per Share

Net income for the year ended December 31, 2004 was $6.1 million or $0.35 per share (diluted) as compared to $421,000 or $0.02 per share (diluted) for the year ended December 31, 2003.  This represents an income improvement of $5.7 million or $0.33 per share (diluted).

SUMMARY OF QUARTERLY FINANCIAL DATA

The selected quarterly financial data presented below is presented in Canadian dollars and in accordance with Canadian GAAP.  There are no Statements of Operations differences between Canadian and U.S. GAAP.

(in thousands of Cdn. dollars except per share data)
Unaudited	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
	2004	2004	2004	2004	2005	2005	2005	2005

Sales	89,032	67,002	78,232	104,435	128,372	91,899	121,809	140,323

Net income from continuing operations	1,587	518	1,198	2,839	5,804	2,543	4,214	6,303

Loss from discontinued operations	-27	-	-	-	-	-	-	-

Net income	1,560	518	1,198	2,839	5,804	2,543	4,214	6,303

EBITDA(1)	4,148	2,401	3,421	5,958	10,745	5,897	8,300	11,061
EBITDA(1) as a % of sales	4.7%	3.6%	4.4%	5.7%	8.4%	6.4%	6.8%	7.9%
Net income as a % of sales	1.8%	0.8%	1.5%	2.7%	4.5%	2.8%	3.5%	4.5%

Net income per share
Basic	$0.09	$0.03	$0.07	$0.17	$0.34	$0.14	$0.25	$0.36
Diluted	$0.09	$0.03	$0.07	$0.16	$0.32	$0.14	$0.22	$0.33

The Company’s sales levels are affected by weather conditions.  As warm weather returns in the spring each year the winter’s frost comes out of the ground rendering many secondary roads incapable of supporting the weight of heavy equipment until they have dried out.  In addition, many exploration and production areas in northern Canada are accessible only in the winter months when the ground is frozen.  As a result, the first and fourth quarters typically represent the busiest time and highest sales activity for the Company.  Sales levels drop dramatically during the second quarter until such time as the roads have dried and road bans have been lifted.

Sales for the quarter ended December 31, 2005 increased 34.4% to $140.3 million from $104.4 million for the quarter ended December 31, 2004 reflecting a general increase in activity levels coupled with an increase in market share.  The $35.9 million increase in sales resulted in an incremental flow through to EBITDA of 14.2% and 9.7% to net income.  Net income was $6.3 million or $0.33 per share (diluted) for the quarter ended December 31, 2005 compared to $2.8 million or $0.16 per share (diluted) for the quarter ended December 31, 2004.

As indicated above, the first and fourth quarters typically represent the busiest time and highest sales activity for the Company.  Sales for the quarter ended December 31, 2005 were $140.3 million as compared to sales for the quarter ended March 31, 2005 of $128.4 million.  Net income for the quarter ended December 31, 2005 was $6.3 or $0.33 per share (diluted) versus $6.0 million or $0.32 per share (diluted) for the quarter ended March 31, 2005.  The $12.0 million increase in sales resulted in an incremental flow through of 4.2%.  This was due to a 74.5% increase in variable SG&A costs (agents commissions and employee performance pay incentives) and a 10.3% increase in fixed SG&A costs Q4 2005 versus Q1 2005, respectively reflecting on increase in staffing to prepare for 2006 activity levels.

(1) EBITDA represents income from continuing operations before interest, taxes, depreciation and amortization. EBITDA is a supplemental non-GAAP financial measure used by management, as well as industry analysts, to evaluate operations. Management believes that EBITDA, as presented, represents a useful means of assessing the performance of the Company's ongoing operating activities, as it reflects the Company's earnings trends without showing the impact of certain charges. The Company is also presenting EBITDA, incremental flow through to EBITDA and EBITDA as a percentage of sales because it is used by management as a supplemental measure of profitability. EBITDA is not used by management as an alternative to net income as an indicator of the Company's operating performance, as an alternative to any other measure of performance in conformity with generally accepted accounting principles or as an alternative to cash flow from operating activities as a measure of liquidity. Not all companies calculate EBITDA in the same manner and EBITDA does not have a standardized meaning prescribed by GAAP. Accordingly, EBITDA, as the term is used herein, is unlikely to be comparable to EBITDA as reported by other entities.

LIQUIDITY AND CAPITAL RESOURCES

In 2005, the Company generated $21.9 million in cash from cash flow from operating activities, before net change in non-cash working capital balances, and $2.5 million in the issuance of capital stock from the exercise of employee stock options.  This was offset by a $26.5 million increase in working capital (including bank overdraft but excluding the bank operating loan), $587,000 in capital and other expenditures and $261,000 in repayments on capital leases.  These activities resulted in a  $2.9 million increase in the bank operating loan.

In 2004, the Company generated $11.4 million in cash from cash flow from operating activities, before net change in non-cash working capital balances, $50,000 from proceeds on the disposal of property and equipment, and $961,000 from proceeds on the sale of its 50% interest in its small horsepower compression operations.  This was offset by a $14.1 million increase in working capital (including bank overdraft and cash but excluding the bank operating loan), $861,000 in capital and other expenditures and $327,000 in repayments on capital leases.  These activities resulted in a $2.8 million increase in the bank operating loan.

In 2003, the Company generated $4.7 million in cash flow from operating activities, before net change in non-cash working capital balances, $247,000 from proceeds on disposal of property and equipment and $538,000 from the sale of a 50% interest in its small horsepower compression operations. This was offset by a $6.2 million increase in working capital (including bank overdraft and cash but excluding the bank operating loan), $881,000 in capital and other expenditures and $343,000 in repayments on capital leases.  These activities resulted in a $1.9 million increase in the bank operating loan.

The Company’s primary internal source of liquidity is cash flow from operating activities, before net change in non-cash working capital balances, which increased to $21.9 million for the year ended December 31, 2005, an improvement of $10.5 million as compared to 2004.  The improvement reflects improvement in profitability of the Company during 2005 due to the increase in the level of exploration and production activity in the western Canadian sedimentary basin, increased market share and gross profit margin improvement.

The $21.9 million in cash flow from operating activities in 2005 was reinvested into accounts receivable, inventories and other current assets, net of accounts payable and accrued liabilities and other current liabilities.  The 42.4% increase in sales in 2005 required a reinvestment in accounts receivable and inventories in order to maintain activity levels.

As at December 31, 2005 accounts receivable increased $29.9 million or 45.0% to $96.5 million from $66.6 million as at December 31, 2004.  The increase in accounts receivable reflects a 34.4% increase in sales to $140.3 million during the fourth quarter of 2005 as compared to $104.4 million for the fourth quarter of 2004.  Average days sales outstanding (DSO) for the quarter ended December 31, 2005 was 56.2 days as compared to 50.9 days for the quarter ended December 31, 2004.  The deterioration in DSO for the quarter reflects, in part, slower approval and processing of paper by both the Company and its customers due to the high volume of activity.

DSO was 53.4 days in 2005 as compared to 52.7 days in 2004.  Accounts receivable greater than 90 days old was 3.3% of accounts receivable as at December 31, 2005 versus 1.5% as at December 31, 2004.  Trade accounts receivables are tightly managed by the Company with daily calls to customers to solve payment issues.  In addition, the Company’s accounts receivable team works closely with customers to help simplify payment and approval processes.  Bad debt expense in 2005 was $459,000 (0.1% of sales) as compared to $244,000 (0.1% of sales) for the year ended December 31, 2004 and $266,000 (0.1% of sales) for the year ended December 31, 2003.  Although accounts receivable greater than 90 days old increased as compared to the previous year, bad debt expense remained within acceptable levels.

Total inventory for the Company increased 25.2% to $80.5 million as at December 31, 2005 as compared to $64.3 million as at December 31, 2004.  The increase in inventory levels reflects the 34.4% increase in sales during Q4 2005 as compared to the previous year.  Also, the Company has increased its inventory of high turning items in anticipation of higher activity levels in the first quarter of 2006.

The Company measures inventory efficiency by using an inventory turns calculation, because the higher the inventory turns, the better the Company’s inventory is managed. Inventory turns are calculated by taking cost of sales for the year divided by average inventory.  Inventory turned 5.3 times in 2005, compared to 4.9 times in 2004 and 5.0 times in 2003. CE Franklin targets inventory turns of 5.0 times.  The Company monitors its inventory on a daily basis in order to reduce surplus, improve turns and reduce obsolescence.  The Company’s inventory write-down expense declined substantially in 2005 to $280,000 (approximately 0.1% of sales) compared to $1.5 million (0.4% of sales) in 2004 and $1.5 million (0.6% of sales) in 2003.

Accounts payable, accrued liabilities and bank overdraft have increased $18.2 million to $79.0 million as at December 31, 2005 as compared to the previous year.  The increase reflects increased inventory purchases due to higher activity levels during Q4 2005, as compared to the previous year, coupled with the increase in inventory levels at year-end in anticipation of high activity levels in the first quarter of 2006.

Property and equipment decreased 42.0% to $3.5 million from $6.1 million.  This decrease reflects amortization expense of $4.4 million offset by capital expenditures of $587,000 and $1.2 million in additions to rental equipment assets, through transfers from inventory, and capital leases. As at December 31, 2005, approximately $388,000 in property and equipment (original cost of $16.0 million) relates to the Company’s investment in its enterprise software and electronic commerce systems.  For the year-ended December 31, 2005, $2.3 million in amortization expense was incurred relating to these assets.  This will decrease to $388,000 in 2006.  The Company currently anticipates that its enterprise and electronic commerce systems will operate well beyond 2006 without any significant costs for upgrades in the range of its initial investments.  However, there can be no assurances in this regard.

As at December 31, 2005 the Company’s total capitalization (financed debt plus equity) was comprised of debt of 28.1% compared to 33.3% as at December 31, 2004 and equity of 71.9% compared to 66.7% as at December 31, 2004.

On July 29, 2005, the Company renewed its 364 day bank operating facility.  The facility has been increased to $60.0 million, bears interest at rates between prime plus 0.5% and prime plus 0.875%.  The Company’s borrowing capacity under its 364 day bank operating facility is dependent on maintaining compliance with certain financial covenants and a borrowing base formula applied to accounts receivable and inventories.  As at December 31, 2005, the Company was well within the covenant compliance thresholds and was able to draw up to $60.0 million against its bank operating line based on the borrowing base formula.

The Company will fund capital expenditures from cash flow from operating activities and capital leases where available.  The Company anticipates its capital expenditures in 2006 to be related to standard upgrades to its enterprise and electronic commerce systems, purchase of new locations if leasing of these facilities prove to be uneconomical, as well as leasehold improvements to its 41 locations, and potential increases to its rental assets.

Risks and Uncertainties

Fluctuations in oil and gas prices could affect the demand for CE Franklin’s products and services and, therefore, CE Franklin’s sales, cash flows and profitability.  CE Franklin’s operations are materially dependent upon the level of activity in oil and gas exploration and production.  Both short-term and long-term trends in oil and gas prices affect the level of such activity.  Oil and gas prices and, therefore, the level of drilling, exploration and production activity can be volatile.  Factors that can cause price fluctuations include:

•

relatively minor changes in the worldwide supply of and demand for oil and natural gas;

•

the ability of the members of the Organization of Petroleum Exporting Countries (“OPEC”) to maintain price stability through voluntary production limits;

•

the level of production by non-OPEC countries;

•

North American demand for gas;

•

general economic and political conditions; and

•

the presence or absence of drilling incentives such as Canadian provincial royalty holidays, fluctuation in the value of the Canadian dollar, availability of new leases and concessions and government regulations regarding, among other things, export controls, environmental protection, taxation, price controls and product allocation.

Worldwide military, political and economic events, including initiatives by OPEC, affect both the demand for, and the supply of, oil and gas.  Fluctuations during the last few years in the demand and supply of oil and gas have contributed to, and are likely to continue to contribute to, price volatility.  CE Franklin believes that any prolonged reduction in oil and gas prices would depress the level of exploration and production activity.  This would likely result in a corresponding decline in the demand for CE Franklin’s products and services and could have a material adverse effect on CE Franklin’s sales, cash flows and profitability.  There can be no assurances as to the future level of demand for CE Franklin’s products and services or future conditions in the oil and gas and oilfield supply industries.

Adverse weather conditions could temporarily decrease the demand for CE Franklin’s products and services.  CE Franklin’s financial performance is tied closely to the seasonality of drilling activity.  Higher drilling activity in Canada is generally experienced in the winter months.  In the spring and early summer, drilling activity slows due to the difficulty in moving equipment during the spring thaws.  To the extent that unseasonable weather conditions such as excessive rain or unusually warm winters affect the ability of CE Franklin’s customers to access their oil and gas wells, then the demand for CE Franklin’s products and services would temporarily decrease and the Company’s sales, cash flows and profitability would be adversely affected.

CE Franklin operates in a highly competitive industry, which may adversely affect CE Franklin’s sales, cash flows and profitability.  The Canadian oilfield supply industry in which CE Franklin operates is very competitive.  The Company believes that its future profitability is partially influenced by competitive factors beyond its control, including:

•

the ability of some customers to purchase oilfield supplies and tubular products directly from the manufacturer rather than from independent oilfield supply distributors and brokers;

•

the ability of new brokers and distributors to enter the tubular supply business and the general supply business if the oil and gas industry were to experience significant growth;

•

price competition among major supply companies;

•

cost of goods being subject to raw material shortages or surpluses, such as for steel, and the inability of CE Franklin to pass these price increases on to customers, or the risk CE Franklin may have higher cost inventory during raw material surpluses and declining prices resulting in a deteriorations in margins.

CE Franklin and its largest competitors generally operate at low profit margins due to price competition.  Price competition is due in part to consumer price pressure, in addition to the major supply companies competing for the same business.

The loss of CE Franklin’s major supplier for its tubular products could adversely affect the Company’s sales and gross profit.  A portion of CE Franklin’s business is the sale of tubular products that are primarily obtained from one supplier.  Although the Company believes that it has historically had and continues to have a good relationship with its supplier, there can be no assurance that such relationship will continue.  In the event the Company is unable to source tubular products from its existing supplier, then CE Franklin would need to search for an alternate supplier of these goods.  There can be no assurance that a suitable alternate supplier for such goods would be found.

CE Franklin Ltd.
Interim Statements of Operations
(Unaudited)

	Three Months Ended		Year Ended
	December 31	December 31	December 31	December 31
(in thousands of Canadian dollars, except per share data)	2005	2004	2005	2004

Sales	140,323	104,435	482,403	338,701
Cost of sales	112,813	85,381	391,089	278,458
Gross profit	27,510	19,054	91,314	60,243

Other expenses (income)
Selling, general and administrative expenses	16,337	13,063	55,303	44,299
Amortization	840	1,092	4,393	4,328
Interest expense	500	436	1,945	1,455
Foreign exchange loss	113	35	18	28
Other income	-1	-2	-10	-12
	17,789	14,624	61,649	50,098

Income before income taxes	9,721	4,430	29,665	10,145
Income tax expense (recovery) (note 4)
Current	3,563	1,843	12,451	4,804
Future	-145	-252	-1,650	-801
	3,418	1,591	10,801	4,003

Income from continuing operations	6,303	2,839	18,864	6,142
Loss from discontinued operations (note 2)	-	-	-	-27

Net income for the period	6,303	2,839	18,864	6,115

Net income per share (note 3)
Basic	0.36	0.17	1.09	0.36
Diluted	0.33	0.16	1.01	0.35
Weighted average number of shares outstanding
Basic	17,535,646	17,194,236	17,326,637	17,187,720
Diluted	18,680,002	17,605,599	18,680,002	17,605,599

CE Franklin Ltd.
Interim Balance Sheets
(Unaudited)

	December 31	December 31
(in thousands of Canadian dollars)	2005	2004

ASSETS
Current assets
Accounts receivable	96,508	66,573
Inventories	80,482	64,282
Other	2,998	552
	179,988	131,407
Property and equipment	3,537	6,097
Goodwill	7,765	7,765
Future income taxes (note 4)	1,038	-
Other	180	240
	192,508	145,509
LIABILITIES
Current liabilities
Bank overdraft	14,090	5,270
Bank operating loan	29,062	26,140
Accounts payable	29,575	29,381
Accrued liabilities	35,354	26,136
Income taxes payable	7,840	3,074
Current portion of obligations under capital lease	217	204
	116,138	90,205
Obligations under capital lease	438	626
Future income taxes (note 4)	-	612
	116,576	91,443
SHAREHOLDERS' EQUITY
Capital stock	21,914	19,335
Contributed surplus	14,281	13,858
Retained earnings	39,737	20,873
	75,932	54,066
	192,508	145,509

CE Franklin Ltd.
Interim Statements of Cash Flows
(Unaudited)

	Three Months Ended		Year Ended
	December 31	December 31	December 31	December 31
(in thousands of Canadian dollars)	2005	2004	2005	2004

Cash flows from operating activities
Income from continuing operations	6,303	2,839	18,864	6,142
Items not affecting cash -
Amortization	840	1,092	4,393	4,328
Gain on disposal of property and equipment	-	-1	-9	-6
Future income tax recovery	-145	-252	-1,650	-801
Increase in inventory write-downs	-333	1,006	-207	1,528
Stock option expense	113	64	552	256
	6,778	4,748	21,943	11,447
Net change in non-cash working capital balances
related to operations -
Accounts receivable	-16,568	-11,549	-29,935	-20,730
Inventories	-987	-9,164	-17,114	-18,364
Other current assets	-8	493	-2,446	335
Accounts payable	-3,585	10,504	194	1,385
Accrued liabilities	599	4,272	9,218	11,623
Income taxes payable	2,164	1,412	4,766	1,519
Net cash flow from continuing operations	-11,607	716	-13,374	-12,785
Net cash flow from discontinued operations (note 2)	-	-	-	-26
	-11,607	716	-13,374	-12,811
Cash flows from financing activities
Issuance of capital stock	1,408	4	2,450	67
Increase (decrease) in bank operating loan	-100	-308	2,922	2,772
Increase (decrease) in bank overdraft	10,656	-222	8,820	5,270
Decrease in obligations under capital lease	-56	-31	-261	-327
	11,908	-557	13,931	7,782
Cash flows from investing activities
Purchase of property and equipment	-301	-160	-587	-861
Proceeds on disposal of property and equipment	-	1	30	50
Proceeds on sale of compression operations (note 2)	-	-	-	961
Net cash flow from continuing operations	-301	-159	-557	150
Net cash flow from discontinued operations (note 2)	-	-	-	-2
	-301	-159	-557	148
Change in cash and cash equivalents during the period	-	-	-	-4,881
Cash and cash equivalents - Beginning of period	-	-	-	4,881
Cash and cash equivalents - End of period	-	-	-	-
Cash paid during the period for:
Interest on bank operating loan	489	415	1,899	1,419
Interest on obligations under capital lease	11	21	46	50
Income taxes	1,399	431	7,685	3,249

CE Franklin Ltd.
Interim Statements of Changes in Shareholders' Equity
(Unaudited)
	Capital Stock
	Number of		Contributed	Retained	Shareholders'
(in thousands of Canadian dollars, except share amounts)	Shares	$	surplus	earnings	equity

Balance - December 31, 2003	17,178,696	19,268	13,602	14,758	47,628
Stock options exercised	16,238	67	-	-	67
Stock options granted	-	-	256	-	256
Net income	-	-	-	6,115	6,115
Balance - December 31, 2004	17,194,934	19,335	13,858	20,873	54,066
Stock options exercised	609,620	2,579	-129	-	2,450
Stock options granted	-	-	552	-	552
Net income	-	-	-	18,864	18,864
Balance - December 31, 2005	17,804,554	21,914	14,281	39,737	75,932

CE Franklin Ltd.
Notes to Financial Statements (Unaudited)

Note 1 - Accounting policies

These interim financial statements are prepared following accounting policies consistent with the Company's financial statements for the years ended December 31, 2004 and 2003 and are in accordance with generally accepted accounting principles in Canada.

The disclosures provided below are incremental to those included in the annual audited financial statements. The interim financial statements should be read in conjunction with the annual audited financial statements and the notes thereto for the year ended December 31, 2004.

These unaudited interim financial statements reflect all adjustments which are, in the opinion of management, necessary for a fair statement of the results for the interim periods presented; all such adjustments are of a normal recurring nature.

Note 2 - Discontinued operations

On March 31, 2004, the Company sold its remaining 50% interest in its small horsepower compression operations for cash proceeds of $961,000. No gain or loss on disposition resulted from this transaction. The operating loss from discontinued operations in the first quarter of 2004 was $27,000.

Note 3 - Share data

At December 31, 2005 the Company had 17,804,554 common shares outstanding and 1,295,036 options to acquire common shares at a weighted average exercise price of $3.65 per common share. 729,828 of those options were vested and exercisable at a weighted average exercise price of $3.31 per common share.

Effective January 1, 2003, the Company adopted prospectively, the fair value method of accounting for common share options granted. Under this method, the Company recognizes compensation expense based on the fair value of the options on the date of grant which is determined by using the Black-Scholes options-pricing model. The fair value of the options is recognized over the vesting period of the options granted as compensation expense and contributed surplus. The contributed surplus balance is reduced as options are exercised and the amount initially recorded for the options in contributed surplus is credited to capital stock.

413,745 common share options were granted in the first quarter of 2005. There were no common share options granted in the remaining quarters of the year. The fair value of the common share options granted in the first quarter was $898,372. The fair value of common share options granted is estimated as at the grant date using the Black-Scholes option pricing model, using the following assumptions:

Dividend yield	nil
Risk-free interest rate	4.08%
Expected life	5 years
Expected volatility	56%

CE Franklin Ltd.
Notes to Financial Statements (Unaudited)

The compensation expense recorded in the fourth quarter of 2005 and in the year ended December 31, 2005 for common share options granted subsequent to December 31, 2002 was $113,000 and $552,000 respectively. The compensation expense recorded for the quarter and the year ended December 31, 2004 was $64,000 and $256,000 respectively.

No compensation expense is recorded for stock options awarded prior to January 1, 2003 as the Company has continued to apply the intrinsic method of accounting for stock options granted to employees, officers and directors. The consideration paid by option holders on the exercise of these options is and will be credited to capital stock. Had compensation cost been determined on the basis of fair values, net income for the quarter and the year ended December 31, 2005 would have decreased by $127,000 ($0.01 per common share) and $551,000 ($0.03 per common share) respectively. The net income for the quarter and year ended December 31, 2004 would have decreased by $200,000 ($0.02 per common share) and $798,000 ($0.05 per common share) respectively.

Note 4 - Income taxes

a) The difference between the income tax provision recorded and the provision obtained by applying the combined federal and provincial statutory rates is as follows:

	Three Months Ended				Year Ended
	December 31		December 31		December 31		December 31
	2005		2004		2005		2004

Income before income taxes	9,721		4,430		29,665		10,145
Incomes taxes calculated at expected rates	3,340	34.4%	1,535	34.6%	10,193	34.4%	3,510	34.6%
Non-deductible items	97	1.0%	88	2.0%	634	2.1%	290	2.9%
Capital and large corporations taxes	25	0.3%	-26	-0.6%	66	0.2%	61	0.6%
Other	-44	-0.5%	-6	-0.1%	-92	-0.3%	142	1.4%
	3,418	35.2%	1,591	35.9%	10,801	36.4%	4,003	39.5%

b) Future income taxes reflect the net effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of future income tax assets and liabilities are as follows:

	December 31	December 31
	2005	2004

Assets
Financing and investment charges	909	109
Property and equipment	479	-
Other	199	135
	1,587	244

Liabilities
Property and equipment	-	303
Goodwill	549	553
	549	856

Net future income tax asset (liability)	1,038	-612

Realization of future income tax assets is dependent on generating sufficient taxable income during the period in which the temporary differences are deductible. Although realization is not assured, management believes it is more likely than not that all future income tax assets will be realized based on projected operating results and tax planning strategies available.